Exhibit 99.1

ReNew Announces Results for the First Quarter

of Fiscal Year 2026 (Q1 FY26)

August 13, 2025: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), a leading decarbonization solutions company, today announced its unaudited consolidated IFRS results for Q1 FY26.

Operating Highlights:

•
As of June 30, 2025, the Company’s portfolio consisted of ~18.2 GWs (+1.1 GWh BESS), compared to ~15.6 GWs as of June 30, 2024. In addition, the Company has 6.5 GW of solar module manufacturing and 2.5 GW of cell manufacturing which is operational and is building a 4 GW cell manufacturing facility.
•
The Company’s commissioned capacity has increased 15.8% year-over-year to ~11.1 GWs (+150 MWh BESS) (net of 600 MWs of assets sold since Q1 FY25) as of June 30, 2025. Subsequently, the Company commissioned 50 MWs in July 2025.
•
Total Income (or total revenue) for Q1 FY26 was INR 41,182 million (US$ 480 million), compared to INR 24,903 million (US$ 290 million) for Q1 FY25. Revenue from sale of power for Q1 FY26 was INR 25,473 million (US$ 297 million), compared to INR 22,335 million (US$ 260 million) for Q1 FY25. Net profit for Q1 FY26 was INR 5,131 million (US$ 60 million) compared to INR 394 million (US$ 5 million) for Q1 FY25. Adjusted EBITDA for Q1 FY26 was INR 27,220 million (US$ 317 million), as against INR 18,979 million (US$ 221 million) in Q1 FY25.
•
Total income (or total revenue) for Q1 FY26 from our module and cell manufacturing operations was INR 13,223 million (US$ 154 million). Net profit and Adjusted EBITDA for Q1 FY26 from external sales from our module and cell manufacturing operations was INR 3,562 million (US$ 42 million) and INR 5,292 million (US$ 62 million) respectively.

Note: the translation of Indian rupees into U.S. dollars has been made at INR 85.74 to US$ 1.00. See note below for more information.

Key Operating Metrics

As of June 30, 2025, our total portfolio consisted of ~18.2 GWs (+1.1 GWh BESS) and commissioned capacity was ~11.1 GWs (+150 MWh BESS), of which ~5.0 GWs were wind, ~6.0 GWs were solar and 99 MWs were hydro. Our commissioned capacity increased 15.8% year-over-year, net of the 300 MWs of assets sold in Q1 FY26 and 300 MWs sold in Q4 FY25 as part of our capital recycling strategy.

In Q1 FY26, we commissioned 688 MWs, which included 47 MWs of wind and 641 MWs of solar capacity.

Electricity Sold

Total electricity sold in Q1 FY26 was 6,831 million kWh, an increase of 17.5% over Q1 FY25. Electricity sold in Q1 FY26 from wind assets was 3,544 million kWh, an increase of 19.9% from Q1 FY25. Electricity sold in Q1 FY26 from solar assets was 3,176 million kWh, an increase of 14.9% over Q1 FY25. Electricity sold for Q1 FY26 from hydro assets was 111 million kWh, an increase of 16.5% over Q1 FY25.

Plant Load Factor

Our weighted average PLF for Q1 FY26 for wind assets was 32.8%, compared to 28.4% for Q1 FY25. The PLF for Q1 FY26 for solar assets was 24.6%, compared to 27.2% for Q1 FY25.

Total Income

Total Income for Q1 FY26 was INR 41,182 million (US$ 480 million), an increase of 65.4% over Q1 FY25. Total income benefited from higher revenue owing to an increase in operational capacity, external sales from our module and cell manufacturing operations, higher wind PLF, partially offset by revenue loss from 300 MWs of assets sold in FY25 and 300 MWs of assets sold in June 2025 as part of our capital recycling strategy as well as a decline in solar PLFs compared to Q1 FY25. Total Income includes finance income and fair value change in share warrants of INR 1,253 million (US$ 15 million).

Total income for Q1 FY26 from our module and cell manufacturing operations was INR 13,223 million (US$ 154 million). There was no income from our manufacturing business during Q1 FY25.

Raw Materials and Consumables Used (net of change in inventory)

Raw materials and consumables used for Q1 FY26 were INR 6,691 million (US$ 78 million) compared to INR 237 million (US$ 3 million) for Q1 FY25. Raw materials and consumables used for Q1 FY26 includes consumption directly attributable to external sales from our module and cell manufacturing operations amounting to INR 6,624 million (US$ 77 million).

Employee Benefits Expense

Employee benefits expense for Q1 FY26 was INR 1,618 million (US$ 19 million), compared to INR 1,437 million (US$ 17 million), an increase of 12.6% over Q1 FY25 due to an increase in headcount, primarily attributable to external sales from our module and cell manufacturing operations.

Employee benefits expense for Q1 FY26 includes expense attributable to external sales from our module and cell manufacturing operations amounting to INR 446 million (US$ 5 million).

Other Expenses

Other Expenses for Q1 FY26 were INR 4,616 million (US$ 54 million), an increase of 29.7% over Q1 FY25. The increase was primarily due to external sales from our module and cell manufacturing operations, an increase in operating activities and non-cash provisions created for contractual obligations, partially offset by lower overheads driven by cost optimization measures.

Other Expenses for Q1 FY26 includes expense attributable to external sales from our module and cell manufacturing operations for Q1 FY26 amounting to INR 755 million (US$ 9 million).

Finance Costs and Fair Value Change in Derivative Instruments

Finance costs and fair value change in derivative instruments for Q1 FY26 were INR 14,453 million (US$ 169 million), an increase of 18.3% over Q1 FY25. The increase in finance costs was primarily in line with an increase in operational assets from the previous year and finance costs associated with manufacturing operations.

Finance costs and fair value change in derivative instruments for Q1 FY26 includes expense attributable to external sales from our module and cell manufacturing operations amounting to INR 542 million (US$ 6 million).

Net Profit

The net profit for Q1 FY26 was INR 5,131 million (US$ 60 million) compared to INR 394 million (US$ 5 million) for Q1 FY25, with the increase primarily driven by higher operating revenues, external sales from our module and cell manufacturing operations, partially offset by higher raw materials and consumables used, scale linked increase in financing costs & depreciation, including costs attributable to external sales from our module & cell manufacturing operations, and lower resource availability.

Net profit for Q1 FY26 attributable to external sales from our module and cell manufacturing operations amounted to INR 3,562 million (US$ 42 million).

Adjusted EBITDA

Adjusted EBITDA for Q1 FY26 was INR 27,220 million (US$ 317 million), compared to INR 18,979 million (US$ 221 million) in Q1 FY25.

Adjusted EBITDA for Q1 FY26 attributable to external sales from our module and cell manufacturing operations amounted to INR 5,292 million (US$ 62 million).

Adjusted EBITDA is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

FY 26 Guidance

The Company reiterates its FY26 guidance and expects to complete the construction of 1.6 to 2.4 GWs by the end of Fiscal Year 2026. The Company’s Adjusted EBITDA and Cash Flow to Equity guidance for FY26 are subject to weather and resource availability. The Company anticipates continued net gains in sales of assets, which is part of Renew’s capital recycling strategy, and has included INR 1-2 billion related to asset sales in the Adjusted EBITDA. The Company now expects external sales from our module and cell manufacturing to contribute INR 8-10 billion of Adjusted EBITDA against such sales in this guidance.

Financial Year	Adjusted EBITDA	Cash Flow to equity (CFe)
FY26	INR 87 – INR 93 billion	INR 14 – INR 17 billion

Cash Flow

Cash generated from operating activities for Q1 FY26 was INR 11,876 million (US$ 139 million), compared to INR 9,913 million (US$ 116 million) for Q1 FY25. The increase was primarily due to higher operating profit, partially offset by higher working capital deployment driven by increase in trade receivables, inventories and other non-financial assets in Q1 FY26.

Cash used in investing activities for Q1 FY26 was INR 14,761 million (US$ 172 million), compared to cash used amounting to INR 40,455 million (US$ 472 million) for Q1 FY25. Cash was primarily used for purchase of property, plant & equipment.

Cash used in financing activities for Q1 FY26 was INR 4,262 million (US$ 50 million), compared to cash generated from financing activities of INR 20,079 million (US$ 234 million) in Q1 FY25. The cash was primarily used for interest payment partially offset by proceeds (net of repayments) from interest-bearing loans.

Capital Expenditure

In Q1 FY26, we commissioned 641 MWs of solar and 47 MWs of wind projects for which our capex was INR 25,248 million (US$ 294 million).

Liquidity Position

As of June 30, 2025, we had INR 83,837 million (US$ 978 million) of cash and cash equivalents, bank balances and investments (including investment in liquid funds). This included an aggregate of cash and cash equivalents of INR 33,272 million (US$ 388 million), bank balances other than cash and cash equivalents of INR 42,795 million (US$ 499 million), deposits with maturities of more than twelve months (forming part of other financial assets) of INR 2,250 (US$ 26 million), and investments in liquid funds amounting to INR 5,520 (US$ 64 million).

Net Debt

Net debt as of June 30, 2025, was INR 632,670 million (US$ 7,379 million). Net debt as of June 30, 2025, also includes investment from JV partners for renewable energy projects in the form of convertible debentures amounting to INR 23,376 (US$ 273 million) and net debt for solar module manufacturing amounting to INR 3,474 million (US$ 41 million).

Receivables

Total receivables as of June 30, 2025, were INR 29,444 million (US$ 343 million), of which INR 10,517 million (US$ 123 million) was unbilled and others including receivables against external sales from our module and cell manufacturing operations. The DSO was 74 days as on June 30, 2025, as compared to 83 days as of June 30, 2024, an improvement of 9 days year on year.

Cash Flow to Equity (CFe)

CFe for Q1 FY26 was INR 15,325 million (US$ 179 million) compared to INR 9,703 million (US$ 113 million) for Q1 FY25 due to higher adjusted EBITDA partially offset by higher loan repayment, interest cost.

Other matters

On June 24, 2025, the Company announced that it received proceeds from the solar and transmission project sale it had announced on June 9, 2025. The enterprise value of the sale transaction is ~$275 million, including net current assets, and excluding change-in-law proceeds. Additionally, up to ~$17 million is expected to be received as an earn-out on account of change-in-law proceeds after the payments are realized by the SPVs.

After the transfer of the outstanding debt to the buyer, the transaction will result in a cash inflow of approximately $80 million, including change-in-law proceeds for ReNew.

Final Non-Binding Offer received in July 2025

As announced on July 3, 2025, ReNew received a final non-binding offer dated July 2, 2025, from Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”), Canada Pension Plan Investment Board (“CPP Investments”), Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (“Platinum Hawk”) (a wholly owned subsidiary of the Abu Dhabi Investment Authority, “ADIA”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (together with Masdar, CPP Investments and Platinum Hawk, the “Consortium”) to acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium for cash consideration of US$8.00 per share.

Discussions with the Consortium remain ongoing and the Special Committee will provide further public comment regarding these matters at such time as there is a material development in the process, and by no later than 30 September 2025.

No assurance can be given regarding the likelihood, terms or details of a potential transaction resulting from the final non-binding offer received from the Consortium or any other potential transaction. Further decisions or disclosures by the Special Committee will be made as appropriate or required.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing, less (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (i) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Ad Hoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analyzing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference call information

A conference call has been scheduled to discuss the earnings results at 8:30 AM EST (6:00 PM IST) on August 14, 2025. The conference call can be accessed live at: https://edge.media-server.com/mmc/p/rm4bt7p7/ or by phone (toll-free) by dialing:

US/Canada: (+1) 855 881 1339
France: (+33) 0800 981 498
Germany: (+49) 0800 182 7617
Hong Kong: (+852) 800 966 806
India: (+91) 0008 0010 08443
Japan: (+81) 005 3116 1281
Singapore: (+65) 800 101 2785
Sweden: (+46) 020 791 959
UK: (+44) 0800 051 8245
Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renew.com/news-events/events.

Notes:

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 85.74 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2025. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. The Company cautions readers of this press release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics, and our expectations regarding any proposal received from the Consortium, including the timing or terms of any transaction with the Consortium or any other alternative transactions.

The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long-term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; our limited operating history, particularly as a relatively new public company; our ability to attract and retain relationships with third parties, including solar partners; our ability to meet the covenants in our debt facilities; meteorological conditions; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed or furnished with the U.S. Securities and Exchange Commission, or SEC, from time to time, including Renew Energy Global's annual report on Form 20-F filed with the SEC on July 30, 2025. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where we have received a letter of award. There is no assurance that we will be able to sign a PPA even though we have received a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~18.2 GWs (+1.1 GWh BESS) on a gross basis as of August 11, 2025, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

Press Enquiries

pr@renew.com

Investor Enquiries

Anunay Shahi

Nitin Vaid

ir@renew.com

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at June 30,
	2025	2025	2025
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	747,066	735,679	8,580
Intangible assets	36,217	36,359	424
Right of use assets	14,506	14,376	168
Investment in jointly controlled entities	381	379	4
Trade receivables	7,528	7,665	89
Investments	1,078	1,214	14
Other financial assets	6,497	6,397	75
Deferred tax assets (net)	7,073	7,898	92
Tax assets	8,770	7,084	83
Contract assets	2,724	2,837	33
Other non-financial assets	9,578	9,487	111
Total non-current assets	841,418	829,375	9,673
Current assets
Inventories	4,164	7,792	91
Trade receivables	16,740	21,779	254
Investments	264	5,520	64
Cash and cash equivalents	40,419	33,272	388
Bank balances other than cash and cash equivalents	40,099	42,795	499
Other financial assets	7,148	8,198	96
Contract assets	108	162	2
Other non-financial assets	5,476	8,758	102
	114,418	128,276	1,496
Assets held for sale	3,963	3,906	46
Total current assets	118,381	132,182	1,542
Total assets	959,799	961,557	11,215
Equity and liabilities
Equity
Issued capital	4,808	4,808	56
Share premium	154,204	154,247	1,799
Retained losses	(53,755)	(49,049)	(572)
Other components of equity	7,345	8,122	95
Equity attributable to equity holders of the parent	112,602	118,128	1,378
Non-controlling interests	18,510	17,823	208
Total equity	131,112	135,951	1,586
Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	582,307	601,255	7,013
Lease liabilities	8,282	8,182	95
Other financial liabilities	6,576	6,694	78
Provisions	9,484	9,768	114
Deferred tax liabilities (net)	24,481	27,299	318
Other non-financial liabilities	1,122	1,115	13
Total non-current liabilities	632,252	654,313	7,631
Current liabilities
Interest-bearing loans and borrowings
- Principal portion	140,711	115,252	1,344
- Interest accrued	5,405	7,172	84
Lease liabilities	977	941	11
Trade payables	8,173	8,521	99
Other financial liabilities	34,754	36,623	427
Tax liabilities (net)	378	571	7
Other non-financial liabilities	5,996	2,213	26
	196,394	171,293	1,998
Liabilities directly associated with the assets held for sale	41	—	—
Total current liabilities	196,435	171,293	1,998
Total liabilities	828,687	825,606	9,629
Total equity and liabilities	959,799	961,557	11,215

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended June 30,
	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Income
Revenue	22,811	38,998	455
Other operating income	177	191	2
Late payment surcharge from customers	7	—	—
Finance income	1,154	1,253	15
Other income	754	740	9
Total income	24,903	41,182	480
Expenses
Raw materials and consumables used	237	8,203	96
Increase in inventories of finished goods	—	(1,512)	(18)
Employee benefits expense	1,437	1,618	19
Depreciation and amortisation	4,843	6,047	71
Other expenses	3,559	4,616	54
Finance costs and fair value change in derivative instruments	12,215	14,453	169
Change in fair value of warrants	77	24	0
Total expenses	22,368	33,449	390
Profit before share of profit of jointly controlled entities and tax	2,535	7,733	90
Share of loss of jointly controlled entities	(45)	(2)	(0)
Profit before tax	2,490	7,731	90
Income tax expense
Current tax	427	524	6
Deferred tax	1,669	2,076	24
Profit for the period	394	5,131	60
Weighted average number of equity shares in calculating basic earnings per share	362,632,768	362,788,641	362,788,641
Weighted average number of equity shares in calculating diluted earnings per share	363,037,886	368,270,519	368,270,519
Earnings per share
Basic earnings attributable to ordinary equity holders of the Parent	0.24	13.95	0.16
Diluted earnings attributable to ordinary equity holders of the Parent	0.24	13.74	0.16

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended June 30,
	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Cash flows from operating activities
Profit before tax	2,490	7,731	90
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	12,021	14,206	166
Depreciation and amortisation	4,843	6,047	71
Change in fair value of warrants	77	24	0
Share based payments	463	216	3
Interest income	(1,147)	(1,215)	(14)
Others	21	439	5
Working capital adjustments:
(Increase) / decrease in trade receivables	(3,210)	(5,466)	(64)
(Increase) / decrease in inventories	639	(3,678)	(43)
(Increase) / decrease in other financial assets	(613)	(1,024)	(12)
(Increase) / decrease in other non-financial assets	(677)	(3,336)	(39)
(Increase) / decrease in contract assets	(196)	(132)	(2)
Increase / (decrease) in other financial liabilities	—	3	0
Decrease / (increase) in other non-financial liabilities	(3,271)	(3,834)	(45)
Decrease / (increase) in in trade payables	(3,037)	627	7
Cash generated from operations	8,403	10,608	124
Income tax refund (net)	1,510	1,268	15
Net cash generated from operating activities (a)	9,913	11,876	139
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(36,306)	(5,103)	(60)
Sale of property, plant and equipment	—	5	0
Investment in deposits having residual maturity more than 3 months and mutual funds	(87,909)	(125,001)	(1,458)
Redemption of deposits having residual maturity more than 3 months and mutual funds	82,928	116,717	1,361
Deferred consideration received	227	(256)	(3)
Disposal of subsidiaries, net of cash disposed	—	(1,152)	(13)
Interest received	703	799	9
Investment in energy funds	(76)	(1)	(0)
Dividend paid to non-controlling interest	—	(613)	(7)
Investment in optionally convertible debentures	—	(136)	(2)
Loans given	(22)	(20)	(0)
Net cash used in investing activities (b)	(40,455)	(14,761)	(172)
Cash flows from financing activities
Shares issued during the period	1	0	0
Payment of lease liabilities (including payment of interest expense)	(66)	(43)	(1)
Proceeds from shares and debentures issued by subsidiaries	96	167	2
Proceeds from interest-bearing loans and borrowings	109,487	121,138	1,413
Repayment of interest-bearing loans and borrowings	(78,108)	(105,325)	(1,228)
Interest paid (including settlement gain / loss on derivative instruments)	(11,331)	(20,199)	(236)
Net cash (used in) / generated from financing activities (c)	20,079	(4,262)	(50)
Net decrease in cash and cash equivalents (a) + (b) + (c)	(10,463)	(7,147)	(83)
Cash and cash equivalents at the beginning of the period	27,021	40,419	471
Effects of exchange rate changes on cash and cash equivalents	—	(0)	(0)
Cash and cash equivalents at the end of the period	16,558	33,272	388
Components of cash and cash equivalents
Cash and cheque on hand	1	1	0
Balances with banks:
- On current accounts	10,118	6,793	79
- Deposits with original maturity of less than 3 months	6,439	26,478	309
Total cash and cash equivalents	16,558	33,272	388

RENEW ENERGY GLOBAL PLC

Unaudited Non-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net profit to Adjusted EBITDA for the periods indicated:

	For the three months ended June 30,
	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Profit for the period	394	5,131	60
Less: Finance income	(1,154)	(1,253)	(15)
Add: Share in loss of jointly controlled entities	45	2	0
Add: Depreciation and amortisation	4,843	6,047	71
Add: Finance costs and fair value change in derivative instruments	12,215	14,453	169
Add: Change in fair value of warrants	77	24	0
Add: Income tax expense	2,096	2,600	30
Add: Share based payment expense and others related to listing	463	216	3
Adjusted EBITDA	18,979	27,220	317

Reconciliation of Cash flow to equity (CFe) to Adjusted EBITDA:

	For the three months ended June 30,
	2024	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Adjusted EBITDA	18,979	27,220	317
Add: Finance income	1,154	1,253	15
Less: Interest paid in cash	(8,445)	(9,841)	(115)
Add: Tax refund	1,510	1,268	15
Less: Normalised loan repayment	(3,550)	(4,692)	(55)
Add: Other non-cash items	55	117	1
Total CFe	9,703	15,325	179